UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Redfin Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75737F108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75737F108	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,021,666 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,021,666 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,021,666 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%*
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by Paul G. Allen, Vulcan Ventures Incorporated (“VVI”), Vulcan Capital Venture Capital Management I LLC (“VCVC Management I”),Vulcan Capital Venture Capital I LLC (“VCVC I”), Cougar Investment Holdings LLC (“Cougar”), VCVC Management III LLC (“VCVC Management III”) and VCVC III LLC (“VCVC III” and, together with Paul G. Allen, VVI, VCVC Management I, VCVC I, Cougar and VCVC Management III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Mr. Allen has sole voting and dispositive power over the aggregate 7,021,666 shares of common stock (the “Shares”), including (a) the 6,591,612 shares held of record by VCVC I (the “VCVC I Shares”) and (b) the 430,054 shares held of record by VCVC III (the “VCVC III Shares”). Mr. Allen is not a holder of record of any of the Shares, and disclaims beneficial ownership in the VCVC I Shares and the VCVC III Shares, except to the extent of his pecuniary interest therein.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 75737F108	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Ventures Incorporated (“VVI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,591,612 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%*
12	TYPE OF REPORTING PERSON CO

(1)	VVI is the managing member of VCVC Management I, which is the manager of VCVC I, which is the record holder of the VCVC I Shares. VVI is not a record holder of the VCVC I Shares and disclaims beneficial ownership in the VCVC I Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of VVI, and has sole voting and dispositive power over the VCVC I Shares.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Venture Capital Management I LLC (“VCVC Management I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,591,612 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%*
12	TYPE OF REPORTING PERSON OO

(1)	VCVC Management I is the manager of VCVC I, which is the record holder of the VCVC I Shares. VCVC Management I is not a record holder of the VCVC I Shares and disclaims beneficial ownership in the VCVC I Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of VVI, which is the managing member of VCVC Management I, and has sole voting and dispositive power over the Shares.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Venture Capital I LLC (“VCVC I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,591,612 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%*
12	TYPE OF REPORTING PERSON OO

(1)	VCVC I is the record holder of the VCVC I Shares. VCVC I is managed by VCVC Management I, which in turn in managed by VVI. Mr. Allen, who is the sole owner of VVI, has sole voting and dispositive power over the VCVC I Shares. Mr. Allen, VVI, and VCVC Management I are not the record holder of the VCVC I Shares and disclaim beneficial ownership of the VCVC I Shares, except to the extent of their respective pecuniary interest therein.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cougar Investment Holdings LLC (“Cougar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,054 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON OO

(1)	Cougar is the managing member of VCVC Management III, which is the manager of VCVC III, which is the record holder of the VCVC III Shares. Cougar is not a record holder of the VCVC III Shares and disclaims beneficial ownership in the VCVC III Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Cougar, and has sole voting and dispositive power over the VCVC III Shares.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VCVC Management III LLC (“VCVC Management III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,054 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON OO

(1)	VCVC Management III is the manager of VCVC III, which is the record holder of the VCVC III Shares. VCVC Management III is not a record holder of the VCVC III Shares and disclaims beneficial ownership in the VCVC III Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Cougar, which is the managing member of VCVC Management III, and has sole voting and dispositive power over the VCVC III Shares.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VCVC III LLC (“VCVC III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,054 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON OO

(1)	VCVC III is the record holder of the VCVC III Shares. VCVC III is managed by VCVC Management III, which in turn is managed by Cougar. Mr. Allen, who is the sole owner of Cougar, has sole voting and dispositive power over the VCVC III Shares. Mr. Allen, Cougar and VCVC Management III are not the record holder of the VCVC III Shares and disclaim beneficial ownership in the VCVC III Shares, except to the extent of their respective pecuniary interest therein.
*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October 31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 9 of 13 Pages

Item 1(a)	Name of Issuer:

Redfin Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1099 Stewart Street, Suite 600, Seattle, WA 98101

Item 2(a)	Name of Person Filing:

(i) Paul G. Allen;

(ii) Vulcan Ventures Incorporated (“VVI”);

(iii) Vulcan Capital Venture Capital Management I LLC (“VCVC Management I”);

(iv) Vulcan Capital Venture Capital I LLC (“VCVC I”);

(v) Cougar Investment Holdings LLC (“Cougar”);

(vi) VCVC Management III LLC (“VCVC Management III”);

(vii) VCVC III LLC (“VCVC III”).

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2(b)	Address of Principal Business Office or, If None, Residence

(i) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iv) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(v) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(vi) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(vii) 505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i) U.S.

(ii) Washington

(iii) Delaware

(iv) Delaware

(v) Delaware

(vi) Delaware

(vii) Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

CUSIP No. 75737F108	13G	Page 10 of 13 Pages

Item 2(e)	CUSIP Number:

75737F108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ❑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ❑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ❑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ❑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ❑ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ❑ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ❑ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the         Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ❑ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ❑ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Paul G. Allen	7,021,666	0	7,021,666	0	7,021,666	8.7%
VVI	0	0	0	0	6,591,612	8.1%
VCVC Management I	0	0	0	0	6,591,612	8.1%
VCVC I	0	0	0	0	6,591,612	8.1%
Cougar	0	0	0	0	430,054	0.6%
VCVC Management III	0	0	0	0	430,054	0.6%
VCVC III	0	0	0	0	430,054	0.6%

Paul G. Allen, who is the sole owner of VVI and Cougar, has sole voting and dispositive power over the aggregate 7,021,666 shares of common stock, including the 6,591,612 shares held of record by VCVC I and the 430,054 shares held by VCVC III. VVI is the managing member of VCVC Management I, which is the manager of VCVC I. Cougar is the managing member of VCVC Management III, which is the manager of VCVC III. Mr. Allen, VVI and VCVC Management I disclaim beneficial ownership in the shares held by VCVC I, except to the extent of their respective pecuniary interest in such shares, and Mr. Allen, Cougar and VCVC Management III disclaim beneficial ownership in the shares held by VCVC III, except to the extent of their respective pecuniary interest therein.

*	Based upon 81,427,697 shares of common stock of the Company outstanding as of October31, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 75737F108	13G	Page 11 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 75737F108	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018	PAUL G. ALLEN

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Attorney-in-fact for Paul G. Allen

Dated: February 9, 2018	VULCAN VENTURES INCORPORATED

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

Dated: February 9, 2018	VULCAN CAPITAL VENTURE CAPITAL MANAGEMENT I LLC

By Vulcan Ventures Incorporated, its Managing Member

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

Dated: February 9, 2018	VULCAN CAPITAL VENTURE CAPITAL I LLC

By Vulcan Capital Venture Capital Management I LLC, its Manager
By Vulcan Ventures Incorporated, its Managing Member

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

Dated: February 9, 2018	COUGAR INVESTMENT HOLDINGS LLC

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

Dated: February 9, 2018	VCVC MANAGEMENT III LLC

By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

CUSIP No. 75737F108	13G	Page 13 of 13 Pages

Dated: February 9, 2018	VCVC III LLC

By VCVC Management III LLC, its Manager
By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ DAVID R. STEWART
	Name:	David R. Stewart
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 9, 2018 among the Reporting Persons

99.2	Power of Attorney